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March 5, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention:	James O’Connor
Jeff Long
Jenson Wayne
Asen Parachkevov

Re:	Golub Capital BDC, Inc. Registration Statement on Form N-14 (File No. 333-228998)

Ladies and Gentlemen:

On behalf of Golub Capital BDC, Inc. (“GBDC”) and Golub Capital Investment Corporation (“GCIC” and, together with GBDC, the “Companies”), we hereby respond to the comments provided telephonically by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) on February 4, 2019 and February 20, 2019 regarding GBDC’s Registration Statement on Form N-14 (File No. 333-228998), initially filed with the SEC on December 21, 2018 (the “Form N-14”), and the prospectus included therein. For your convenience, a summary of each of the Staff’s comments is numbered and presented in bold, italicized text below, and each comment is followed by the Companies’ response. Unless otherwise indicated, all page references are to page numbers in the Form N-14. Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Form N-14.

1.	Supplementally, please provide the Staff with an example of the flow of funds for payment by GCIC of the GCIC Capital Gain Incentive Fee and GCIC Subordinated Liquidation Incentive Fee under the terms of the GCIC Investment Advisory Agreement.

Asen Parachkevov, James O’Connor, Jenson Wayne and Jeff Long March 5, 2019 Page 2

As requested, the Companies are providing two examples of the fee calculations contemplated by the GCIC Investment Advisory Agreement (the “GCIC IAA”) and the Form N-14. The first example below provides the Staff with an illustrative example of how the GCIC Capital Gain Incentive Fee and GCIC Subordinated Liquidation Incentive Fee pursuant to the GCIC IAA would apply as a result of the Merger if GCIC held a hypothetical single investment (and had held no prior investments) as of the date of determination of such fees. The second example illustrates the GCIC Capital Gain Incentive Fee and GCIC Subordinated Liquidation Incentive Fee that would apply as a result of the Merger based on the stated assumptions and the flow of funds for payment of each fee that would result from the Merger.

Example 1 – GCIC holds a single investment

Assumptions

GAAP cost basis of single investment held by GCIC	$14,700,000
Fair value of single investment as of closing of Initial Merger (reflects unrealized gain on investment of $300,000)	$15,000,000
NAV of GCIC	$15,000,000

GCIC Capital Gain Incentive Fee
Upon closing of the Merger, GBDC acquires GCIC at a premium to GCIC’s NAV of 7% (based on the closing stock price of GBDC Common Stock on the Determination Date, prior to closing of the Merger)
Following the closing of the Initial Merger (merger of GCIC with and into Merger Sub), the GCIC IAA terminates pursuant to the terms of the Merger Agreement. Upon such termination, GCIC incurs a liability for payment to GC Advisors, which liability will have already been accrued under GAAP, of the GCIC Capital Gain Incentive Fee calculated as set forth below.
Effective realized gain on investment upon termination of the GCIC IAA	$300,000
Capital Gain Incentive Fee Base upon termination of the GCIC IAA For purposes of this example, it is assumed that GCIC has no other cumulative realized gains or losses and no unrealized depreciation	$300,000
Multiplied by: Capital gain incentive fee rate at GCIC (net of waivers)	15%
Less: Prior Capital Gain Incentive Fees paid by GCIC under the GCIC IAA (assumes that GCIC has not previously paid any GCIC Capital Gain Incentive Fee under the GCIC IAA)	$0
GCIC Capital Gain Incentive Fee payable by GCIC to GC Advisors. (Because GCIC is required to accrue a capital gain incentive fee under GAAP, including unrealized capital appreciation in such accrual even though such unrealized capital appreciation is not permitted to be included in the calculation of the GCIC Capital Gain Incentive Fee under the GCIC IAA, this amount would have already been accrued and reflected as a liability on GCIC’s financial statements)	$45,000
Cost basis of the former GCIC assets held by GBDC for purposes of the New Investment Advisory Agreement after closing of the Merger	$15,000,000

GCIC Subordinated Liquidation Incentive Fee
Purchase premium percentage above NAV	7.0%
Consideration received in excess of GCIC’s NAV of $15,000,000	$1,050,000
Multiplied by: Subordinated liquidation fee rate at GCIC (net of waivers)	10%
GCIC Subordinated Liquidation Incentive Fee payable by GCIC upon closing of the Merger	$105,000

Asen Parachkevov, James O’Connor, Jenson Wayne and Jeff Long March 5, 2019 Page 3

Example 2 – Assuming the Merger Closed on December 31, 2018

Assumptions:

Merger closed on December 31, 2018, with GCIC stockholders receiving 0.865 shares of GBDC Common Stock for each share of GCIC Common Stock, and GBDC Common Stock having an assumed closing sales price on Nasdaq of $18.00 per share as of the Determination Date, prior to closing of the Merger.

Shares of GCIC Common Stock Outstanding	70,438,775.169
Total GCIC investments at fair value (amortized cost of $1,858,068,000)	$1,867,653,000
NAV of GCIC ($15.00 per share)	$1,056,581,628

GCIC Capital Gain Incentive Fee
Upon closing of the Merger, GBDC acquires GCIC at a premium to GCIC’s NAV per share of 3.8% (based on the assumed closing sales price of GBDC Common Stock on the Determination Date, prior to closing of the Merger, of $18.00 per share)

Following the closing of the Initial Merger (merger of GCIC with and into Merger Sub), the GCIC IAA terminates pursuant to the terms of the Merger Agreement. Upon such termination, GCIC incurs a liability for payment to GC Advisors, which liability has already been accrued under GAAP, of the GCIC Capital Gain Incentive Fee calculated as set forth below.
Capital Gain Incentive Fee Base upon termination of the GCIC IAA	$9,630,535
Multiplied by: Capital gain incentive fee rate at GCIC (net of waivers)	15%
Less: Prior GCIC Capital Gain Incentive Fees paid by GCIC under the GCIC IAA	$0
GCIC Capital Gain Incentive Fee payable to GC Advisors. (Because GCIC is required to accrue a capital gain incentive fee under GAAP in the same manner as described in Example 1, this amount has already been accrued and reflected as a liability on GCIC’s financial statements as of December 31, 2018.)	$1,444,580
Cost basis of the former GCIC assets held by GBDC for purposes of the New Investment Advisory Agreement after closing of the Merger	$1,867,653,000

GCIC Subordinated Liquidation Incentive Fee
Shares of GCIC Common Stock outstanding as of December 31, 2018	70,438,775.169
Fixed exchange ratio of shares of GBDC Common Stock for each share of GCIC Common Stock	0.865	x
Shares of GBDC Common Stock to be issued to GCIC stockholders	60,929,541
Assumed closing price per share of GBDC Common Stock as of the closing date of the Merger (premium of 3.8% to GCIC’s NAV per share as of December 31, 2018)	$18.00
Value of consideration to be received by GCIC stockholders	$1,096,731,738
Less: GCIC NAV as of December 31, 2018 (which, in this example and in the Merger, equals “Adjusted Capital” as defined in the GCIC IAA)	$1,056,581,628
Value of consideration received in excess of GCIC’s NAV	$40,150,110
Multiplied by: Subordinated liquidation fee rate at GCIC (net of waivers)	10%
GCIC Subordinated Liquidation Incentive Fee payable by GCIC	$4,015,011

Asen Parachkevov, James O’Connor, Jenson Wayne and Jeff Long March 5, 2019 Page 4

As of December 31, 2018, GCIC had not recognized a GCIC Subordinated Liquidation Incentive Fee. Prior to the closing of the Merger, GCIC would accrue and recognize the GCIC Subordinated Liquidation Incentive Fee as an expense on its financial statements, thereby reducing final period net income and the final distribution payment to its stockholders. This distribution is required under the terms of the Merger Agreement and under the requirements applicable to entities that are subject to tax as a regulated investment company under the Internal Revenue Code of 1986, as amended.

2.	Please explain why the transfer of assets in exchange for shares of GBDC Common Stock is a realization event that should require payment of the Capital Gain Incentive Fee by GCIC upon termination of the GCIC IAA.

The Companies respectfully submit that GAAP requires GBDC to account for the Merger as an asset acquisition with GBDC as the surviving company in accordance with the Financial Accounting Standards Board Accounting Standard Codification 805, Business Combinations (“ASC 805”). ASC 805 provides authoritative guidance on mergers and acquisitions of businesses and assets. The Merger results in the effective sale of GCIC and all of its assets and liabilities to GBDC. The Merger Agreement provides for the termination of the GCIC IAA, and the GCIC IAA requires a final calculation of the Capital Gain Incentive Fee as of the termination date. The final calculation of the Capital Gain Incentive Fee under the GCIC IAA includes the net realized gains recognized under GAAP and will treat all of GCIC’s investments held prior to the Merger as having been sold at their respective fair values on the Determination Date, immediately prior to the closing of the Merger.

As described in the Form N-14 and in accordance with ASC 805, GBDC is required first to allocate the total value of the consideration paid by GBDC under the Merger Agreement to the individual assets acquired from GCIC based on their relative fair value. To the extent the consideration paid to GCIC stockholders exceeds the aggregate fair value of the assets and liabilities of GCIC that are acquired, any such purchase premium paid by GBDC must then be further allocated to the cost of the GCIC assets acquired by GBDC pro-rata based on their relative fair value. Under the Merger Agreement, the value of the consideration paid by GBDC to GCIC stockholders to acquire GCIC’s portfolio is equal to (1) the product of the number of shares issued by GBDC to GCIC stockholders and the closing market price per share of GBDC Common Stock on the Determination Date plus (2) the value of any cash consideration paid to GCIC stockholders in lieu of fractional shares of GBDC Common Stock.

Upon closing of the Merger, GBDC is required to hold the former GCIC assets at a cost basis under GAAP equal to the sum of (1) the fair value of the GCIC assets at the time of the Merger and (2) the allocated purchase premium, if any. Immediately following closing of the Merger, GBDC will be required under GAAP to write down the former GCIC assets to their respective fair value and recognize an unrealized loss equal to the purchase premium.

Under the New Investment Advisory Agreement between GBDC and GC Advisors, from and after the closing date of the Merger, GC Advisors would only earn a capital gain incentive fee from GBDC with respect to the former GCIC assets to the extent that those assets are sold at a value in excess of their respective fair values as of the closing of the Merger. Any reduction in fair value with respect to the former GCIC assets would reduce future capital gain incentive fee payments by GBDC under the New Investment Advisory Agreement. If GC Advisors is not paid the GCIC Capital Gain Incentive Fee by GCIC at the time of the Merger, it will never receive the compensation it negotiated and agreed with each of the GCIC stockholders, all of whom are accredited investors. The payment of the GCIC Capital Gain Incentive Fee to GC Advisors is fair, was agreed to by all of GCIC’s investors, is consistent with the GAAP purchase accounting treatment of the acquired assets, has already been substantially accrued and reflected as a liability on GCIC’s financial statements and, under the provisions of the New Investment Advisory Agreement, cannot result in the payment of duplicate capital gain incentive fees with respect to the GCIC assets following the consummation of the Merger.

Asen Parachkevov, James O’Connor, Jenson Wayne and Jeff Long March 5, 2019 Page 5

The GCIC Capital Gain Incentive Fee under the GCIC IAA is intended to compensate GC Advisors for realizing gains on the increase in value of GCIC’s investments at the time of their liquidation for GCIC’s stockholders. The effective sale of GCIC and all of its assets and liabilities to GBDC in exchange for publicly traded shares of GBDC Common Stock in the Merger allows for GCIC stockholders to realize gains on the appreciation of GCIC’s portfolio and thus appropriately results in payment of the GCIC Capital Gain Incentive Fee under the GCIC IAA.

3.	Please explain why the GCIC Subordinated Liquidation Incentive Fee is permissible under Section 205 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). In your response, include references to examples in which the Staff has declared a registration statement effective with a similar fee, if any.

The GCIC Subordinated Liquidation Incentive Fee compensates GC Advisors for the capital appreciation of GCIC in the form of the premium realized by GCIC stockholders in excess of GCIC’s NAV in the same manner, albeit at a lower rate of 10%, as the Capital Gain Incentive Fee would if GCIC were to sell its portfolio for cash at a premium and distribute the net proceeds to its stockholders in a liquidating distribution. The GCIC Subordinated Liquidation Incentive Fee is calculated based on the proceeds from a “liquidation,” which is defined in the GCIC IAA to include a merger, in excess of “Adjusted Capital,” which, in the case of the Merger, equals GCIC’s NAV immediately prior to the Merger. The GCIC Subordinated Liquidation Incentive Fee, therefore, provides for an incentive fee payable to GC Advisors for the premium to NAV1 realized by GCIC stockholders in the Merger upon their acquisition of GBDC Common Stock with a market value in excess of GCIC’s NAV.

Section 205 of the Advisers Act permits a business development company, such as GCIC, to enter into an investment advisory contract that provides for compensation to its investment adviser based upon realized capital appreciation of the business development company, provided that such compensation does not exceed 20 percent of the business development company’s realized capital gains net of unrealized capital depreciation and realized capital losses.

[1]	The Companies respectfully submit that, as disclosed in the Form N-14, the purchase premium to be realized by GCIC stockholders would be 7.05% based on the NAV of GCIC Common Stock as of September 30, 2018 and the closing market price of GBDC Common Stock of $18.57 on November 26, 2018, the last trading day prior to execution of the Merger Agreement. The Companies respectfully submit that the actual purchase premium realized by GCIC stockholders, if any, will be determined immediately prior to closing of the Merger.

Asen Parachkevov, James O’Connor, Jenson Wayne and Jeff Long March 5, 2019 Page 6

If GCIC were to sell its assets for cash in each case at a price in excess of its respective fair value as recorded on GCIC’s financial statements in accordance with GAAP, such sale of assets would result in a liability for a GCIC Capital Gain Incentive Fee payable to GC Advisors under the GCIC IAA in an amount, if positive, equal to the difference between (1) 15%, net of waivers, of (a) cumulative aggregate realized capital gains of GCIC from the date of GCIC’s election to be treated as a business development company, which, in this hypothetical example, includes the premium to fair value realized on the sale of assets, less (b) the cumulative aggregate realized capital losses of GCIC during the same period and (2) the aggregate amount of previously paid capital gains incentive fees. Thus, if the GCIC IAA were terminated immediately after the sale of all of GCIC’s assets as described above, GC Advisors would be compensated for the aggregate capital appreciation realized by GCIC (and indirectly by the GCIC stockholders) as permitted under Section 205 of the Advisers Act.

As discussed above, the asset acquisition method of accounting in accordance with ASC 805 under GAAP requires GBDC, as the acquiring entity, to allocate the value of the consideration paid, including the purchase premium to NAV, among GCIC’s assets acquired in the Merger based on the relative fair value of such assets. Because the asset acquisition method of accounting does not give rise to goodwill, GBDC will hold the former assets of GCIC with a cost basis equal to their respective fair value at the time of the Merger plus the purchase premium allocation. GCIC stockholders will receive consideration for the step up in basis under GAAP of the assets acquired by GBDC.

As both the Merger and an all-cash sale of assets at a premium followed by a liquidating distribution to GCIC stockholders would provide for the same premium-to-NAV consideration to GCIC stockholders and, as discussed above, both transactions are realization events under GAAP, GCIC respectfully submits that the GCIC Subordinated Liquidation Incentive Fee is compensation based upon the realized capital appreciation of GCIC that is consistent with Section 205 of the Advisers Act and should be paid as set forth in the GCIC IAA. GCIC respectfully submits that there is no compelling contractual, legal or public policy reason why GC Advisors should receive a lower incentive fee for realized capital appreciation when the consideration consists of publicly traded shares of GBDC Common Stock than when the consideration is in the form of cash.

In response to the Staff’s question regarding subordinated liquidation incentive fees in the registration statements of other business development companies, the Companies respectfully submit that Business Development Corporation of America filed a registration statement on Form N-2 (File No. 333-166636) that was declared effective on January 25, 2011 and that included a subordinated liquidation incentive fee in the investment advisory agreement described in the registration statement. While GCIC is not aware of other examples of a subordinated liquidation incentive fee other than the example in the preceding sentence, GCIC respectfully submits that the GCIC Subordinated Liquidation Incentive Fee has been included in the GCIC IAA since GCIC’s inception. Moreover, the GCIC Subordinated Liquidation Incentive Fee, including its application to a merger, was clearly described in the private placement memorandum used to solicit investors in GCIC’s private placement and, because each GCIC stockholder is an accredited investor, was understood by such investors prior to their making a decision to invest in GCIC. GCIC respectfully submits that inclusion of the Subordinated Liquidation Incentive Fee was an important provision for each party to the GCIC IAA to ensure proper alignment between the incentives of GC Advisors and the incentives of GCIC and its investors. GCIC respectfully submits that if the Subordinated Liquidation Incentive Fee were not paid, then GC Advisors would not be compensated for the capital appreciation in excess of NAV, if any, realized by the GCIC stockholders in the Merger. In addition to this capital appreciation, the Merger offers GCIC stockholders the opportunity to receive consideration in a tax free transaction while retaining the option to continue to hold an investment in a vehicle with the same investment adviser and the same investment philosophy to which they have grown accustomed.

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Furthermore, the Companies respectfully submit that, as illustrated in the hypothetical example provided in response to the first comment above, the cost of the Subordinated Liquidation Incentive Fee will be borne exclusively by the GCIC stockholders who agreed to the fee as part of their investment in GCIC, and no amount of the fee will be borne by the stockholders of GBDC. Because approval of the Merger Proposal by holders of at least a majority of GCIC’s outstanding shares of common stock is required under Maryland law in order to close the Merger and because the expected payment of the GCIC Subordinated Liquidation Incentive Fee is described in the Form N-14, the Companies respectfully submit that GCIC stockholders could, notwithstanding their prior acceptance of the GCIC Subordinated Liquidation Incentive Fee, choose to reject the payment of the GCIC Subordinated Liquidation Incentive Fee in the Merger by voting against the Merger Proposal.

The Companies supplementally submit that the fee arrangements contemplated by the Merger do not create a precedent that could improperly benefit underperforming investment advisers in future control transactions. The requirements of Rule 17a-8 under the 1940 Act together with Section 23(b) of the 1940 Act effectively serve to prevent a merger of two business development companies with affiliated investment advisers from occurring if the consideration paid for the target company is less than NAV-for-NAV. This conclusion results (i) from the requirement of Rule 17a-8 under the 1940 Act that the target company’s board of directors make a determination that the consideration received is not dilutive to the target company’s stockholders and (ii) from Section 23(b) of the 1940 Act, which prohibits an acquiring business development company from issuing its common stock at a price below the current NAV per share of such stock, except in limited circumstances that include advance stockholder approval. As a result of the effective floor established by Rule 17a-8 and Section 23(b) of the 1940 Act, the payment of the GCIC Subordinated Liquidation Incentive Fee or a similar fee that is payable upon the realization by target company stockholders of capital appreciation in the form of premium to the NAV of their target company common stock would not arise except in circumstances where, as is the case here, the consideration paid is in the form of cash or publicly traded securities that are trading at a premium to the NAV of the acquiring company issuing the shares. As a result, such a fee would only arise where a business development company has been well managed and such management has been recognized by unaffiliated stockholders to justify a price that reflects a premium to its NAV.

Asen Parachkevov, James O’Connor, Jenson Wayne and Jeff Long March 5, 2019 Page 8

4.	Please explain why Rule 17a-8 promulgated under the 1940 Act is applicable to a transaction, such as the Merger, between a business development company with its shares listed on a national securities exchange and a “private” business development company whose shares are not listed on a national securities exchange.

The Companies respectfully submit that Section 57(i) of the 1940 Act provides that the rules and regulations under subsection (a) of Section 17 of the 1940 Act shall be deemed to apply to transactions subject to subsections (a) and (d) of Section 57 of the 1940 Act, which are the provisions analogous to Section 17 of the 1940 Act for a business development company. In addition, the SEC acknowledged the applicability of Rule 17a-8 to business development companies in the 2004 adopting release for amendments to certain exemptive rules under the 1940 Act to adopt certain governance practices (Release No. IC-26520, July 27, 2004) (the “Release”). The Release defines “Exemptive Rules” to include Rule 17a-82 and further states that “[t]he fund governance conditions of the Exemptive Rules apply to investment companies, including registered investment companies and business development companies, if they rely on these rules.”3 None of Section 57 of the 1940 Act, Rule 17a-8 thereunder, nor the Release distinguishes a business development company that has its securities listed on a national securities exchange from a business development company that does not. While GCIC does not have any of its securities listed on a national securities exchange, it made an election to be treated as a business development company through its filing of a Form N-54A on December 31, 2014, and shares of GCIC Common Stock are registered under the Exchange Act. Accordingly, GCIC is subject to the public reporting requirements of the Exchange Act and the 1940 Act to the same extent as any other business development company, including those whose securities are listed on a national securities exchange.

2 Footnote 9 of the Release.

3 Footnote 27 of the Release.

Asen Parachkevov, James O’Connor, Jenson Wayne and Jeff Long March 5, 2019 Page 9

5.	Please explain why it is appropriate to pay an incentive fee on capital gains under Section 17(d) of the 1940 Act in the context of a merger, such as the Merger, of two business development companies with the same investment adviser.

The Companies respectfully submit that Section 17(d) of the 1940 Act is not self-operative and cannot be violated without reference to one or more of the rules promulgated under such statute. Rule 17d-1 does not apply to payments under the GCIC IAA because Rules 17d-1(c) states that a “Joint enterprise or other joint arrangement or profit-sharing plan . . . shall not include an investment advisory contract subject to Section 15 of the [1940 Act].” GCIC’s payment of the Capital Gain Incentive Fee following GBDC’s acquisition of GCIC’s assets in the Merger is made pursuant to the terms of the GCIC Investment Advisory Agreement, which was approved in accordance with the requirements of Section 15 of the 1940 Act, and in accordance with Section 205 of the Advisers Act. Therefore, payment of the incentive fees pursuant to the GCIC IAA in the context of the Merger is not a transaction that is subject to Section 17(d) of the 1940 Act.

6.	Please disclose, where appropriate, the reasons why the Merger is being structured as a reverse merger followed by a merger of the target subsidiary into the acquirer parent.

The Merger is structured as a two-step merger transaction in which the acquirer, GBDC, formed Merger Sub as a wholly owned subsidiary. In the first step, Merger Sub will merge with and into the target, GCIC. GCIC will be the surviving entity of the first step merger. In the second step, GCIC will merge with and into GBDC, with GBDC as the surviving entity. As discussed on page 117 of the Form N-14, under the caption “The Merger—Reasons for the Merger,” the Companies believe that this structure offers numerous benefits to the stockholders of GBDC and GCIC. In particular, GBDC anticipates that the Merger as so structured will be treated as a tax-free reorganization for U.S. federal income tax purposes, and, as requested, the Companies will revise the Form N-14 to clarify that this tax treatment is anticipated as a result of the structure of the Merger. This structure also facilitates the survival of GBDC, which has shares of its common stock listed on the Nasdaq Global Select Market, thereby affording the stockholders of GBDC and GCIC a deep, liquid trading market for their shares.

7.	Please update references to the “Subsequent Combination” to refer instead to the “Subsequent Merger.”

The Companies acknowledge this comment and concur with the distinction drawn between a statutory merger and a combination or consolidation transaction. As requested, the Companies will update the referenced definition to refer to “Subsequent Merger” and to use the term “merger” instead of the word “combination” to describe the second step of the proposed transaction.

Asen Parachkevov, James O’Connor, Jenson Wayne and Jeff Long March 5, 2019 Page 10

Questions and Answers about the Merger, Page 6

8.	The Staff notes that the Maryland General Corporation Law provides that a meeting of stockholders convened on the date for which it was called may be adjourned from time to time without further notice, for any or no reason. Nevertheless, it is the Staff’s view that under the Exchange Act, a proxy cannot confer discretionary authority on the chairman to adjourn the meeting to solicit votes to avoid a negative vote on the proposal. The adjournment of a meeting to solicit additional proxies to avoid a negative vote at that meeting is a substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable despite any provisions of the Company’s by-laws or state law. See Exchange Act Rule 14a-4(d)(4). Specifically, this is not a “matter incident to the conduct of the meeting.” See Exchange Act Rule 14a-4(c)(7). Similarly, brokers do not have discretionary authority to vote for adjournment because such a vote would be non-routine. See New York Stock Exchange Rule 452. Such an adjournment must be authorized by means of a specific proposal in the proxy that receives the required majority of stockholder votes. Please revise the proxy card to include an additional voting box so that stockholders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies, if this is an action that is contemplated. See Exchange Act Rules 14a-4(b)(1) and 14a-4(e).

GBDC respectfully submits that the GBDC chairman’s authority, as the presiding officer at the GBDC meeting of stockholders, to adjourn the GBDC Special Meeting proceeds from Section 2.10 of GBDC’s Bylaws. It is not based on a delegation of authority by proxy. As a result, the GBDC chairman’s decision to adjourn the GBDC Special Meeting would not require the voting of any proxies.

Similarly, the GCIC chairman’s authority to adjourn the GCIC Special Meeting proceeds from Section 2.6 of GCIC’s Bylaws rather than a delegation of authority by proxy. As a result, the GCIC chairman’s decision to adjourn the GCIC Special Meeting would not require the voting of any proxies.

Summary of the Merger, Page 12

9.	Please revise the summary description of GBDC to clarify that GBDC is a listed BDC incorporated in Delaware. Please also disclose the exchange its shares trade on and their trading symbol.

As requested, the Companies will revise the summary description on page 12 of the Form N-14 to state that GBDC is incorporated in Delaware and that its shares are listed and trade on the Nasdaq Global Select Market under the ticker symbol “GBDC”.

Asen Parachkevov, James O’Connor, Jenson Wayne and Jeff Long March 5, 2019 Page 11

10.	Please revise the summary description of GCIC to clarify that GCIC is incorporated in Maryland and is a private BDC whose shares are not registered under the Securities Act of 1933, as amended, and are sold pursuant to subscription agreements in private offerings. Please disclose that under the terms of the subscription agreements by and between GCIC and investors, investors make a capital commitment to purchase shares of GCIC Common Stock and that investors are required to make capital contributions to purchase shares of GCIC Common Stock up to the amount of their capital commitment when they receive a capital call from GCIC.

As requested, the Companies will revise the summary description on page 12 of the Form N-14 to state that GCIC was incorporated in Maryland, has elected to be regulated as a business development company and has registered its shares of common stock under the Exchange Act but has not listed its shares on a national securities exchange. The Companies will also revise the summary description to disclose that GCIC’s shares of common stock are sold pursuant to subscription agreements with investors in private placements. The disclosure in the summary description will be supplemented to clarify that under the terms of the subscription agreements, investors in GCIC are required to fund drawdowns to purchase shares of GCIC Common Stock, at a price per share equal to the most recent NAV per share as determined by GCIC’s Board (subject to adjustment to the extent required by Section 23 of the 1940 Act), up to the amount of their respective capital subscriptions on an as-needed basis as determined by GCIC with a minimum of 10 calendar days prior notice.

11.	Please describe what transactions (aside from the Merger) are contemplated by the Merger Agreement.

The Companies respectfully submit that aside from the Merger, the Merger Agreement contemplates, among other things, the amendment of GBDC’s certificate of incorporation to increase the authorized number of shares of GBDC Common Stock, the approval of the New Investment Advisory Agreement, and the termination of certain contractual obligations, each of which is described in the Form N-14.

12.	Please describe what is meant by the termination of the Merger Agreement and how the termination of the merger agreement could negatively impact GCIC and GBDC.

The Companies respectfully submit that the Merger Agreement may be terminated at any time prior to the Effective Time, including by mutual consent of GCIC and GBDC, by either GCIC or GBDC if the Merger has not been completed on or before November 27, 2019, by either GCIC or GBDC if the applicable GCIC or GBDC stockholder approvals are not obtained or pursuant to the other termination rights set forth in the Merger Agreement that are described on pages 148-149 of the Form N-14. The Companies also respectfully submit that the risk factor entitled “The termination of the Merger Agreement could negatively impact GCIC and GBDC” on page 22 of the Form N-14 describes how the termination of the Merger Agreement could negatively impact GCIC and GBDC.

Asen Parachkevov, James O’Connor, Jenson Wayne and Jeff Long March 5, 2019 Page 12

13.	Please describe the conditions to the Merger that may be waived without resoliciting stockholder approval.

Pursuant to the Merger Agreement, certain conditions to GBDC’s and GCIC’s obligations to complete the Merger may be waived, in whole or in part, either unilaterally or by agreement of GBDC and GCIC. The condition requiring approval of the Advisory Agreement Amendment Proposal by GBDC’s stockholders may be waived without resoliciting GBDC stockholder approval, in which case the New Investment Advisory Agreement would not become effective upon the closing of the Merger and the combined company would continue to be advised by GC Advisors pursuant to the Current GBDC Investment Advisory Agreement. GBDC may elect to waive such condition if the GBDC Board determines that such waiver would be in the best interest of GBDC and the GBDC stockholders. However, the conditions requiring the approval of each of the Certificate of Incorporation Amendment Proposal and the Merger Stock Issuance Proposal by GBDC’s stockholders and the Merger Proposal by GCIC’s stockholders cannot be waived. The Company respectfully directs the Staff to the risk factor entitled “GBDC and GCIC may waive one or more conditions to the Merger without resoliciting stockholder approval” on page 24 of the Form N-14.

In addition, except as set forth above, the GCIC Board, including a majority of the independent directors of GCIC, or the GBDC Board, including the majority of the independent directors of GBDC, may (a) extend the time for the performance of any of the obligations or acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in the Merger Agreement or (c) waive compliance by the other parties with any of the agreements or conditions contained in this Agreement. In each such case, the applicable party could waive such conditions to closing if the applicable board of directors determines that such waiver would be in the best interest of the respective stockholders.

The Merger, Page 118

14.	Please revise the disclosure of how the GCIC Board and the GBDC Board made their respective determinations that the Merger is in the best interests of their respective shareholders. With respect to every factor or issue that was material to the GCIC Board’s and GBDC Board’s determinations to approve the Merger, please state specifically what GCIC Board and the GBDC Board, respectively, concluded about that issue or factor and how that conclusion affected each board’s determination to recommend approval of the Merger.

Asen Parachkevov, James O’Connor, Jenson Wayne and Jeff Long March 5, 2019 Page 13

As requested, the Companies will revise the referenced disclosure to specifically state the GBDC Board’s conclusions regarding each factor or issue that was material to the GBDC Board’s determination to approve the Merger and how such conclusions affected the GBDC Board’s determination to recommend approval of the Merger.

Further, the Companies will revise the disclosure on pages 117-118 of the Form N-14 to specifically state the GCIC Board’s conclusions regarding each factor or issue that was material to the GCIC Board’s determination to approve the Merger and how such conclusions affected the GCIC Board’s determination to recommend approval of the Merger.

15.	Please revise the disclosure of how the GBDC Board made its determination to approve the New Investment Advisory Agreement. With respect to every factor or issue that was material to the GBDC’s Board’s determination to approve the New Investment Advisory Agreement, please state specifically what the GBDC Board concluded about that issue or factor and how that conclusion affected its determination to recommend approval of the New Investment Advisory Agreement.

As requested, the Companies will revise the disclosure on page 177 of the Form N-14 to specifically state the GBDC Board’s conclusions regarding each factor or issue that was material to the GBDC’s Board’s determination to approve the New Investment Advisory Agreement and how such conclusions affected the GBDC Board’s determination to recommend approval of the New Investment Advisory Agreement.

* * * * * * *

Asen Parachkevov, James O’Connor, Jenson Wayne and Jeff Long March 5, 2019 Page 14

If you have any questions or if you require additional information, please do not hesitate to contact the undersigned by telephone at (617) 728-7120 (or by email at thomas.friedmann@dechert.com), Eric S. Siegel at (215) 994-2757(or at email at eric.siegel@dechert.com) or Matthew J. Carter at (202) 261-3395 (or by email at matthew.carter@dechert.com).

Sincerely,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

cc:	David B. Golub

Ross A. Teune

Joshua M. Levinson

Golub Capital BDC, Inc.

Eric S. Siegel

Matthew J. Carter

Dechert LLP